Sunnyside Acres Mobile Estates
PO Box 031-088
Shennan Zhong Road
Shenzhen City, China 518031

January __, 2010

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re.	Sunnyside Acres Mobile Estates
Form 10-K for Fiscal Year ended December 31, 2008
Form 10-Q for the Quarter Ended September 30, 2009
File No. 000-49768

Dear Ms. Jenkins:

On behalf of Sunnyside Acres Mobile Estates, a Nevada corporation (the “Company”), in response to the Staff’s closing comment in its letter of comment dated December 31, 2009 and in connection with filing of the Company’s Annual Report on Form 10-K/A (Amendment No.1) for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q/A (Amendment No. 1)  for the quarter ended September 30, 2009 (together, the “filings”), this is to confirm that we understand and acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Hui Ping Cheng
President

cc.: Nasreen Mohammed, Assistant Chief Accountant
      Rachel Howard Staff Accountant
       Vincent McGill